Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(Dollars in millions)

	Years Ended					Three Months Ended Mar 31,
	2009	2010	2011	2012	2013	2013	2014

Income (loss) from continuing operations before income taxes	$789	$1,229	$925	$1,437	$2,087	$556	$355
Add: Fixed charges	3,038	2,279	2,404	2,565	2,213	572	530

Total earnings	$3,827	$3,508	$3,329	$4,002	$4,300	$1,128	$885

Interest expense	$3,036	$2,275	$2,401	$2,561	$2,210	$571	$530
Rental expense, net of income	2	4	3	4	3	1	—

Total fixed charges	3,038	2,279	2,404	2,565	2,213	572	530

Preferred stock dividends	171	121	28	31	31	8	8

Total fixed charges and preferred stock dividends	$3,209	$2,400	$2,432	$2,596	$2,244	$580	$538

Ratio of earnings to fixed charges(2)	1.26	1.54	1.38	1.56	1.94	1.97	1.67

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.19	1.46	1.37	1.54	1.92	1.95	1.65

(1)	The Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends disclosed in this Exhibit 12.1 does not reflect the subsequent Spin-Off of Navient on April 30, 2014. Carved out audited consolidated financial statements on a stand-alone basis for each of the three years ended December 31, 2013, 2012 and 2011, as well as a Computation of Ratio of Earnings to Fixed Charges is contained in the Company’s Current Report on Form 8-K, filed with the SEC on May 6, 2014.

(2)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.